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Exhibit 12.1

Buckeye Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges
Dollars in Thousands

	2003	2004	2005	2006	2007
Earnings:
Income from continuing operations	$30,154	$82,962	$99,958	$110,240	$155,356
Equity income (greater than) less than distributions	—	—	(1,539)	596	(135)
Less: capitalized interest	(464)	(844)	(2,325)	(1,845)	(1,469)

Total earnings	29,690	82,118	96,094	108,991	153,752

Fixed Charges:
Interest and debt expense	22,758	27,614	43,357	52,113	50,378
Capitalized interest	464	844	2,325	1,845	1,469
Portion of rentals representing an interest factor	2,608	2,826	2,913	3,432	3,910

Total fixed charges	25,830	31,284	48,595	57,390	55,757

Earnings available for fixed charges	$55,520	$113,402	$144,689	$166,381	$209,509

Ratio of earnings to fixed charges	2.15	3.62	2.98	2.90	3.76

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  Exhibit 12.1
Buckeye Partners, L.P. Computation of Ratio of Earnings to Fixed Charges Dollars in Thousands